Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS;

MAINTAINS POSITIVE OUTLOOK FOR 2026

Highlights(1)

Delivered strong first-quarter 2026 results, reflecting sales growth, disciplined execution, and improved operating performance.

•	Sales increased 3% to $10.4 billion, despite a 7% decline in global light vehicle production
•	Income from operations before income taxes was $87 million, including a $485 million loss on assets held for sale related to the announced dispositions of our Lighting and Rooftop Systems businesses within Power & Vision
•	Adjusted EBIT increased 58% to $558 million, with Adjusted EBIT margin expanding 190 basis points to 5.4%
•	Diluted loss per share was $0.04; Adjusted EPS increased 77% to $1.38
•	Returned $575 million to shareholders through share repurchases and dividends
•	2026 Outlook largely unchanged

AURORA, Ontario, May 1, 2026 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2026.

“We delivered a strong start to 2026, driven by disciplined execution, margin expansion and robust free cash flow generation. Our actions to further refine our portfolio, including the announced dispositions within Power & Vision, reinforce our focus on long-term value creation.

As we move forward, we are maintaining our positive 2026 outlook, and our priorities remain clear: expanding margins, generating strong free cash flow and returning capital to shareholders, while navigating a dynamic global environment.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

	THREE MONTHS ENDED
	March 31, 2026	March 31, 2025
Reported
Sales	$10,381	$10,069
Income from operations before income taxes	87	225
Net (loss) income attributable to Magna International Inc.	(12)	146
Diluted (loss) earnings per share	(0.04)	0.52

Non-GAAP Financial Measures(1)
Adjusted EBIT	$558	$354
Adjusted EPS	1.38	0.78
Free Cash Flow	372	(313)

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)	Adjusted EBIT, Adjusted EPS, and Free Cash Flow are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. Further information and a reconciliation of these Non-GAAP financial measures is included in the back of this press release.

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS	CONNECT WITH MAGNA	1

THREE MONTHS ENDED MARCH 31, 2026

We posted sales of $10.4 billion for the first quarter of 2026, an increase of 3% over the first quarter of 2025. The higher sales largely reflects:

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $520 million; and
•	the launch of new programs during or subsequent to the first quarter of 2025, including complete vehicle programs with value-added contractual arrangements.

These factors were partially offset by:

•	the end of production of certain programs;
•	lower light vehicle production in North America, Europe and China;
•	lower complete vehicle assembly volumes with full-cost contractual arrangements;
•	lower engineering revenue, primarily in our Complete Vehicles segment; and
•	net customer price concessions subsequent to the first quarter of 2025.

Adjusted EBIT increased to $558 million for the first quarter of 2026 compared to $354 million for the first quarter of 2025, primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;
•	higher equity income, including a favourable commercial item in our Power & Vision segment;
•	lower warranty costs;
•	net transactional foreign exchange gains in the first quarter of 2026, compared to net transactional foreign exchange losses in the first quarter of 2025;
•	the net strengthening of foreign currencies against the U.S. dollar, which had a favourable impact on reported U.S. dollar Adjusted EBIT; and
•	net commercial items, which had a favourable impact on a year-over-year basis.

These factors were partially offset by:

•	higher net tariff costs;
•	reduced earnings on lower local currency sales, including engineering revenue; and
•	net unfavourable product mix.

Income from operations before income taxes was $87 million in the first quarter of 2026, down $138 million or 61% compared to the first quarter of 2025. Income from operations before income taxes includes Other expense, net(2) and Amortization of acquired intangible assets totaling $434 million and $79 million in the first quarters of 2026 and 2025, respectively. The most significant item in Other expense, net in the first quarter of 2026 was a loss on assets held for sale related to the announced dispositions of our Lighting and Rooftop business of $485 million (pre-tax). Excluding Other expense, net and Amortization of acquired intangible assets from both periods, income from operations before income taxes in the first quarter of 2026 increased $217 million or 71% compared to the first quarter of 2025, largely reflecting the increase in Adjusted EBIT.

Net (loss) income attributable to Magna International Inc. was a loss of $12 million for the first quarter of 2026 compared to income of $146 million in the first quarter of 2025. Excluding Other expense, net, after tax and Amortization of acquired intangibles from both periods, net income attributable to Magna International Inc. was $386 million in the first quarter of 2026 compared to $219 million in the first quarter of 2025.

(2) Other expense, net is comprised of loss on assets held for sale, restructuring activities, and (gain) loss on investments, during the three months ended March 31, 2026 & 2025. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS	CONNECT WITH MAGNA	2

Diluted (loss) earnings per share was a loss of $0.04 in the first quarter of 2026, compared to earnings of $0.52 in the comparable period. Adjusted EPS was $1.38, compared to $0.78 for the first quarter of 2025, an increase of 77%. The increase in Adjusted EPS primarily reflects the impact of higher adjusted EBIT.

In the first quarter of 2026, we generated cash from operations of $677 million. Free Cash Flow was $372 million in the period, including balance sheet-related customer recoveries for contract adjustments associated with certain electric vehicle programs in North America.

RETURN OF CAPITAL TO SHAREHOLDERS AND OTHER MATTERS

We paid dividends of $135 million and repurchased 7.6 million shares for $440 million for the three months ended March 31, 2026. As of March 31, 2026, there are 16.7 million remaining shares available for repurchase under our current Normal Course Issuer Bid authorization.

Our Board of Directors declared a first quarter dividend of $0.495 per Common Share. The dividend is payable on May 29, 2026 to shareholders of record as of the close of business on May 15, 2026.

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS	CONNECT WITH MAGNA	3

SEGMENT SUMMARY

	THREE MONTHS ENDED MARCH 31,
($Millions)	Sales			Adjusted EBIT
	2026	2025	Change	2026	2025	Change
Body Exteriors & Structures	$4,079	$3,966	$113	$274	$230	$44
Power & Vision	3,881	3,646	235	252	124	128
Seating Systems	1,340	1,312	28	25	(30)	55
Complete Vehicles	1,224	1,276	(52)	32	44	(12)
Corporate and Other	(143)	(131)	(12)	(25)	(14)	(11)
Total Reportable Segments	$10,381	$10,069	$312	$558	$354	$204

	THREE MONTHS ENDED MARCH 31,
	Adjusted EBIT as a percentage of sales
	2026	2025	Change
Body Exteriors & Structures	6.7%	5.8%	0.9%
Power & Vision	6.5%	3.4%	3.1%
Seating Systems	1.9%	(2.3)%	4.2%
Complete Vehicles	2.6%	3.4%	(0.8)%
Consolidated Average	5.4%	3.5%	1.9%

For further details on our segment results, please see our Management's Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS	CONNECT WITH MAGNA	4

2026 OUTLOOK

Our full year Outlook for 2026 is provided annually, with quarterly updates. The following Outlook is an update to our previous Outlook in February 2026.

Updated 2026 Macro Assumptions

	Current	Previous
Light Vehicle Production (millions of units)
North America	14.9	15.0
Europe	16.6	16.8
China	32.0	32.0

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.730	U.S. $0.720
1 euro equals	U.S. $1.178	U.S. $1.160

Updated 2026 Outlook

	Current	Previous
Segment Sales
Body Exteriors & Structures	$16.6 - $17.2 billion	$16.6 - $17.2 billion
Power & Vision	$15.6 - $16.0 billion	$15.9 - $16.3 billion
Seating Systems	$5.4 - $5.7 billion	$5.4 - $5.7 billion
Complete Vehicles	$4.4 - $4.7 billion	$4.4 - $4.7 billion
Total Sales	$41.5 - $43.1 billion	$41.9 - $43.5 billion

Adjusted EBIT Margin(3)	6.0% - 6.6%	6.0% - 6.6%

Adjusted EPS(4)	$6.25 - $7.25	$6.25 - $7.25

Free Cash Flow(5)	$1.6 - $1.8 billion	$1.6 - $1.8 billion

Capital Spending	$1.5 - $1.6 billion	$1.5 - $1.6 billion

Equity Income (included in EBIT)	$160 - $195 million	$160 - $195 million

Interest Expense, net	Approximately $165 million	Approximately $180 million

Income Tax Rate(6)	Approximately 23%	Approximately 23%

Weighted average diluted shares outstanding	Approximately 270 million	Approximately 270 million

Notes:

(3)	Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information.
(4)	Adjusted EPS represents Adjusted Net Income attributable to Magna divided by the Diluted weighted average number of Common Shares outstanding during the period.
(5)	Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information on Free Cash Flow.
(6)	The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation.

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS	CONNECT WITH MAGNA	5

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2026 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

KEY DRIVERS OF OUR BUSINESS

Our business and operating results are dependent on light vehicle production by our customers in three key regions – North America, Europe, and China. While we supply systems and components to many OEMs globally, we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: geopolitical factors, such as military conflicts and tariffs; supply chains, including disruption to supply of and/or increased costs of steel, aluminum, resin, and energy supplies, as well as semiconductor and memory (DRAM) chips; OEM, supplier or sub-supplier disruptions; relative currency values; commodity prices; labour disruptions, as well as the availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; and considerations applicable to EVs, including EV range, charging infrastructure, and electricity pricing.

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS	CONNECT WITH MAGNA	6

NON-GAAP FINANCIAL MEASURES RECONCILIATION

In addition to the financial results reported in accordance with U.S. GAAP, this press release contains references to the Non-GAAP financial measures reconciled below. We believe the Non-GAAP financial measures used in this press release are useful to both management and investors in their analysis of the Company’s financial position and results of operations, and to improve comparability between fiscal periods. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share are useful measures in assessing the Company’s financial performance by excluding certain items that are not indicative of the Company's core operating performance. Management also believes that Free Cash Flow is a useful measure in assessing the Company’s ability to generate cash to maintain operations and repay its debt. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

The following table reconciles Net income to Adjusted EBIT:

Adjusted EBIT

	For the three months ended March 31,
	2026	2025
Net (Loss) Income	$(1)	$153
Add:
Amortization of acquired intangible assets	19	26
Interest expense, net	37	50
Other expense, net	415	53
Income taxes	88	72
Adjusted EBIT	$558	$354

Adjusted EBIT as a percentage of sales ("Adjusted EBIT Margin")

	For the three months ended March 31,
	2026	2025
Sales	$10,381	$10,069
Adjusted EBIT	$558	$354
Adjusted EBIT as a percentage of sales	5.4%	3.5%

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS	CONNECT WITH MAGNA	7

NON-GAAP FINANCIAL MEASURES RECONCILIATION (CONTINUED)

Adjusted EPS

	For the three months ended March 31,
	2026	2025
Net (loss) income attributable to Magna International Inc.	$(12)	$146
Add (deduct):
Amortization of acquired intangible assets	19	26
Tax effect on Amortization of acquired intangible assets	(2)	(5)
Other expense, net	415	53
Tax effect on Other expense, net	(34)	(1)
Adjusted net income attributable to Magna International Inc.	$386	$219

Diluted weighted average number of common shares outstanding during the period (millions):	278.1	282.0
Adjusted Dilutive impact of stock option and share awards [i]	1.8	—
Adjusted diluted weighted average number of common shares outstanding during the period (millions):	279.9	282.0

Adjusted EPS	$1.38	$0.78

[i]	During the first quarter of 2026, the Company generated Adjusted net Income attributable to Magna International Inc. while reporting a net loss attributable to Magna International Inc. As a result, certain stock-based compensation awards are dilutive for adjusted diluted earnings per share and are included in the adjusted diluted weighted average number of Common Shares outstanding. The dilutive impact was determined using the treasury stock method.

The following table reconciles Cash provided from operating activities to Free Cash Flow:

Free Cash Flow

	For the three months ended March 31,
	2026	2025
Cash provided from operating activities	$677	$77
Add (deduct):
Fixed asset additions	(219)	(268)
Increase in investment, other assets, and intangible assets	(168)	(148)
Proceeds from disposition	82	26
Free Cash Flow	$372	$(313)

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS	CONNECT WITH MAGNA	8

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items, however, may be significant.

This press release, together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements, are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our first quarter ended March 31, 2026 results on Friday, May 1, 2026 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-715-9871. International callers should use 1-646-307-1963. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Earnings Release, Quarterly Earnings, First Quarter Results, Outlook, Financial Results, Global Vehicle Production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

ABOUT MAGNA

Magna is one of the world’s largest automotive suppliers and a trusted partner to automakers in the industry’s most critical markets—North America, Europe, and China. With a global team and footprint spanning 28 countries, we bring unmatched scale, trusted reliability, and proven execution. Backed by nearly seven decades of experience, we combine deep manufacturing expertise with innovative vehicle system technologies to deliver performance, safety, and quality.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS	CONNECT WITH MAGNA	9

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production

•  Light vehicle sales levels, including due to:

- A decline in consumer confidence

- Economic uncertainty

- Elevated interest rates and availability of consumer credit

- Deteriorating vehicle affordability

•  Tariffs and/or other actions that erode free trade agreements

•  Production deferrals, cancellations and volume reductions

•  Production and supply disruptions

•  Commodities prices

•  Availability and relative cost of skilled labour

Total Sales Segment Sales

•  Same risks as for Light Vehicle Production above

•  Alignment of our product mix with production demand

•  Supply disruptions, including as a result of semiconductor and memory (DRAM) chip shortages

•  Customer concentration

•  Pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions

•  Shifts in market shares among OEMs, vehicles and/or vehicle segments

•  Shifts in consumer "take rates" for products we sell

•  Relative currency values

Adjusted EBIT Margin Adjusted Diluted EPS Free Cash Flow

•  Same risks as for Total Sales and Segment Sales above

•  Execution of critical program launches

•  Operational underperformance

•  Product warranty/recall risks

•  Production inefficiencies

•  Unmitigated incremental tariff costs

•  Restructuring costs and/or impairment charges

•  Inflation

•  Ability to secure planned cost recoveries from our customers and/or otherwise offset higher input costs

•  Price concessions

•  Commodity cost volatility

•  Scrap steel price volatility

Equity Income

•  Same risks as Adjusted EBIT Margin above

•  Risks related to conducting business through joint ventures

•  Risks of doing business in foreign markets

•  Legal and regulatory proceedings

•  Changes in law

Share Repurchases Weighted Average Diluted Shares Outstanding	• Same risks impacting Free Cash Flow above • Ability to repurchase shares for cancellation, including due to normal course issuer bid rules, trading blackouts, and other factors

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•  geopolitical crises and military conflicts;

•  threats to free trade agreements;

•  international trade disputes;

•  planning and forecasting challenges;

•  interest rates and availability of consumer credit;

Risks Related to the Automotive Industry

•  pace of EV adoption;

•  North American EV program deferrals, cancellations and volume reductions;

•  economic cyclicality;

•  regional production volumes;

•  deteriorating vehicle affordability;

•  intense competition;

Strategic Risks

•  evolution of the vehicle;

•  evolving business risk profile;

•  technology and innovation;

•  investments in mobility and technology companies;

Pricing Risks

•  quote/pricing assumptions;

•  customer pricing pressure/contractual arrangements;

•  commodity price volatility;

•  scrap steel/aluminum price volatility;

Warranty/Recall Risks

•  repair/replacement costs;

•  warranty provisions;

•  product liability;

IT Security/Cybersecurity Risks

•  IT/cybersecurity breach;

•  product cybersecurity breach;

•  risks related to the use of artificial intelligence;

Merger and Acquisition Risks

•  inherent merger and acquisition risks;

•  acquisition integration and synergies;

Other Business Risks

•  joint ventures;

•  intellectual property;

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS	CONNECT WITH MAGNA	10

Customer-Related Risks

•  customer concentration;

•  market shifts;

•  evolving OEM competitive landscape;

•  dependence on outsourcing;

•  consumer take rate shifts;

•  nature of customer blanket purchase orders;

•  potential OEM production-related disruptions;

Supply Chain Risks

•  supply chain disruptions;

•  regional energy supply and pricing;

•  financial condition of supply base;

•  supplier claims;

Manufacturing/Operational Risks

•  product launch;

•  operational underperformance;

•  restructuring costs;

•  impairments;

•  skilled labour attraction/retention;

•  risks of doing business in foreign markets;

•  tax risks;

•  relative foreign exchange rates;

•  returns on capital investments;

•  financial flexibility;

•  credit ratings changes;

•  stock price fluctuation;

Legal, Regulatory and Other Risks

•  legal and regulatory proceedings; and

•  changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS	CONNECT WITH MAGNA	11